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MICROFICHE CONTROL LABEL

02031223

REGISTRANT'S NAME Saia Burgess Electronics Holding

*CURRENT ADDRESS ______________________

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PROCESSED
APR 25 2002
THOMSON FINANCIAL

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FILE NO. 82- 4810 FISCAL YEAR 12-31-01

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DATE : 4/15/02

ARS
12-31-01
02 APR -9 AM 9:30

Saia-Burgess Electronics Holding

saia-burgess

Smart solutions for comfort and safety

Annual Report 2001



Index

Saia-Burgess
Company Profile

The human requirement for comfort and safety is central in driving technological progress. Our activities are inspired by this:

Smart solutions for comfort and safety.

Who
We are a successful international group focussing on expanding segments of the automotive, industrial and building automation markets. As a supplier, our core competency is the development of innovative solutions which integrate electronic and electromechanical technologies.

What
We want to be a leading supplier in our target market segments. Our global brand stands for innovation, reliability and value. Respecting ethical principles, we create sustained added value for all of our interest groups – employees, customers, shareholders.

How
Together with our customers we develop solutions which increase comfort, safety and economy. We manufacture switches, sensors, motors, solenoids, electronic controllers and subsystems in Europe, America and Asia. Our products are supplied and supported through our extensive international sales and tech-centre organisation.

saia-burgess

Smart solutions for comfort and safety


ECO
60
70

Economy. In nature there are many examples of sparingly used resources. For instance, the dragonfly's fine wing bracing which, at little expense in materials, provides the insect with efficient locomotion. Saia-Burgess offers the example of the ECO switch, which was developed for the VW Lupo – the first production car to achieve diesel fuel economy of only 3 litres per 100 km.

Key Figures

CHF million	2001	2000	1999	1998	1997
Sales	**458.6**	**382.7**	**325.1**	**278.2**	**245.1**
Change on previous year, in %	19.8	17.7	16.8	13.5	13.8
EBITDA[1]	**62.0**	**57.9**	**48.7**	**39.8**	**32.9**
Change on previous year, in %	7.0	19.0	22.3	21.0	18.6
as % of sales	13.5	15.1	15.0	14.3	13.4
EBITA[2]	**40.1**	**39.9**	**32.8**	**27.6**	**22.0**
Change on previous year, in %	0.6	21.6	18.6	25.8	25.5
as % of sales	8.7	10.4	10.1	9.9	9.0
EBIT[3]	**35.1**	**39.2**	**32.5**	**27.6**	**22.0**
Change on previous year, in %	-10.4	20.5	17.6	25.8	25.5
as % of sales	7.7	10.2	10.0	9.9	9.0
Net income	**18.6**	**26.7**	**21.7**	**16.1**	**9.9**
Change on previous year, in %	-30.2	23.1	34.9	62.3	62.6
as % of sales	4.1	7.0	6.7	5.8	4.0
Balance sheet total 31.12.	**375.6**	**262.5**	**232.7**	**195.1**	**175.4**
Shareholders' equity 31.12.	119.7	108.3	90.2	69.1	23.1
Equity ratio, in %	31.9	41.3	38.8	35.4	13.2
Number of employees ∅	**2,898**	**2,457**	**2,126**	**1,651**	**1,525**
Change on previous year, in %	17.9	15.6	28.8	8.3	1.6

CHF	2001	2000	1999	1998	1997
Share indicators					
Earnings per share	30.55	43.72	35.52	28.06	19.80
Diluted earnings per share	30.49	43.31	35.45		
Equity per share	196.30	177.60	147.90	120.70	–
Dividend per share	10.00[4]	10.00	8.00	6.00	–
Payout ratio, in %	32.7	22.9	22.5	21.4	–

[1] Earnings before interest, tax, depreciation and amortisation

[2] Earnings before interest, tax and amortisation

[3] Earnings before interest and tax

[4] Application to the Annual General Meeting on 23.5.02

A Satisfactory Close to a Challenging Year

The Saia-Burgess Group's long-term growth strategy has proved itself in what have been extremely difficult world economic conditions. As a consequence of acquisitions and internal growth, sales increased by 19.8 percent. Despite pressure on margins and one-off costs for restructuring, EBITA was kept at the level of the previous year. As for the current financial year, which will be anything but easy, Saia-Burgess is cautiously optimistic.



Andreas Ocskay

Dividends unchanged

The Saia-Burgess Group maintained earnings before interest, tax and amortisation (EBITA) at the same level as the previous year. Net income, however, decreased to CHF 18.6 million, principally because of goodwill amortisation and increased financing costs as a consequence of the acquisitions carried out in Germany and in the United States. This has reduced earnings per share to CHF 30.55 (2000: CHF 43.72); equity per share rose by 10.5 percent to CHF 196.30 (CHF 177.60). Despite the reduction in net income, when the Annual General Meeting takes place on May 23, 2002, the Board of Directors will propose – on the basis of present business – an unchanged dividend of CHF 10 per registered share. The payout ratio is therefore 32.7 percent (22.9 percent).

Positive future perspectives

The economic downturn was initially felt in the North American markets during the first half of the year, before hitting Europe hard from the middle of the year on. In this difficult background, Saia-Burgess achieved a pleasing result. Although it is hard to assess how the worldwide economic situation might develop, and we are conscious that the current year represents further increased challenges in all areas, we are confident for 2002. We are therefore maintaining our medium-term objective of achieving at least a 10 percent EBITA margin. As economic recovery occurs, we expect to continue with solid growth and increased profitability.

Consistent implementation of strategy

The long-term strategies for the Automotive and Industry Divisions have been consistently carried forward: expansion of market position by working more intensively on selected market segments, combined with a targeted acquisitions policy to strengthen geographical presence and further extend the technological lead. Utilisation of acquisitions made in the USA will in the medium term give Saia-Burgess products new market potential in North America. The ongoing development of business in Asia will continue.

Changes in Group Management

A new market-oriented management structure was introduced and, in 2001, passed its initiation during what was a difficult year. The following changes were made in the Group Management during the year: Hans Schreiber has been in charge of Saia-Burgess' activities in Asia since August 1, 2001, when he handed over management of the Industry Division to Anthony Smith. On September 1, 2001, Gerhard Reidinger assumed overall responsibility for the Saia-Burgess Group marketing. At the same time, he handed over management of all North American activities to


Sales
CHF million
500
450
400
350
300
250
200
150
100
50
1997
1998
1999
2000
2001

Theodore Ristoff, who had been General Manager of the Ledex & Dormeyer companies until they were acquired by Saia-Burgess at the end of 2000. The incorporation of Ledex & Dormeyer and its integration with Saia-Burgess Chicago were thereby successfully concluded.

Corporate governance and sustainability

The present Annual Report contains a special chapter (pages 19 to 23) devoted to our information regarding corporate governance. This now means that our 2001 Annual Report corresponds to the guidelines draft regarding the standard of information for corporate governance (status March 1, 2002).

Saia-Burgess has given itself the target to create sustained added value for all beneficiary groups. The Board of Directors therefore attaches strategic importance to sustainability (economic, ecological, social) as a generator of value. Group Management will systematically integrate the concept of sustainability within the overall activity of the Group and report on the results achieved.

Acknowledgement

2001 demanded an exceptional level of motivation and performance from all staff. On behalf of the Board of Directors I would like to express my appreciation for this commitment. However, my thanks also go to our business partners for their cooperation and to our shareholders for their confidence in Saia-Burgess.



Andreas Ocskay
Chairman of the Board of Directors

Earnings before interest, taxes and amortisation (EBITA) CHF million


40
35
30
25
20
15
10
5
1997
1998
1999
2000
2001

Net income CHF million


30
25
20
15
10
5
1997
1998
1999
2000
2001

Active Use Made of Economic Downturn

2001 was a difficult year. Our customers and suppliers were just as affected by it as we were. However, overall we succeeded in closing with a satisfactory result. We used the economic downturn to prepare ourselves for the coming upturn. Key tasks included the consolidation of long-term relations with our customers and intensification of our research and development.



Daniel Hirschi

Sales and income affected by recession

Weakening economies in the USA and Europe shaped the development of sales and income. Whereas in Europe automotive production stayed at a good level, the industrial sector suffered decline in the area of domestic appliances and in the building industry-dependent HEVAC segment (heating, ventilation, air conditioning). In North America automotive production was well below the previous year's level and the general industry found itself in marked recession. The 19.8 percent increase in consolidated Group sales to CHF 458.6 million (previous year: CHF 382.7 million) was mainly due to the acquisitions at the end of 2000 of the Ledex & Dormeyer and LTD companies. After adjustments for acquisition and currency factors, sales rose by 2.0 percent. EBITA (earnings before interest, taxes and amortisation) was held at CHF 40.1 million compared with the previous year (CHF 39.9 million); as a percentage, EBITA margin fell to 8.7 percent (10.4 percent). One-off costs for restructuring measures amounting to CHF 2.2 million are already included in EBITA. As a consequence of goodwill amortisation and increased financing costs, the net income of CHF 18.6 million (CHF 26.7 million) was 30.2 percent lower than in the previous year.

Cost reduction programme takes effect

Cost reduction measures already implemented throughout previous years were reinforced substantially in 2001, mainly due to the prevailing economic situation. At all levels and in all areas there has been a rigorous review of cost structures. In 2001 we directed particular attention to improving processes, so that investment made previously in production equipment and infrastructure could be utilized in the best possible way. Labour-intensive manual production was transferred progressively to our production locations in Hungary, Tunisia and Mexico, not only leading us to lower costs, but also shorter lead times for production and more flexibility in the face of fluctuating demand. Although all these measures were introduced in 2001, their full effect on income will only be felt in the 2002 financial year.

Variable development of the divisions

The variable economic situation found in the different industry sectors is reflected in divisional results. The Automotive Division, which is predominantly active in Europe, saw sales increase by 6.5 percent to CHF 205.4 million (CHF 192.9 million) and EBITA growth by 8.3 percent to CHF 16.0 million (CHF 14.8 million).

The Industry Division increased 2001 sales by 43.4 percent to CHF 208.2 million (CHF 145.2 million; this amount includes CHF 17 million of reclassified electronic production and electronic products from the Controls Division to the Industry Division). After adjustments for acquisitions and exchange rates, however, sales were 7.3 percent below the previous year's level at CHF 134.6 million. EBITA was 18.9 percent lower than the previous year and totalled CHF 16.7 million (CHF 20.6 million).

Sales by division



Automotive 44.8%
Industry 45.4%
Controls 9.8%

EBITA by division



Automotive 45.7%
Industry 47.7%
Controls 10.2%

Sales by region



EU 63.4%
Other European countries 9.1%
North America 22.6%
Rest of the world 4.9%

Employees by region



EU 37.5%
Other European countries 39.1%
North America 14.7%
Rest of the world 8.7%

The Controls Division underwent restructuring in 2001. It concentrates on the development, assembly and marketing of programmable controllers for European customers. After adjustments for the integration of electronic production and electronic timer and counter products in the Industry Division at the beginning of the year 2001, the Controls Division increased sales by 0.9 percent to CHF 45.0 million (CHF 44.6 million). EBITA was 12.2 percent lower than the previous year and totalled CHF 3.6 million (CHF 4.1 million).

Investment in customer projects

In 2001 investment in tangible fixed assets amounted to CHF 24.6 million (CHF 26.3 million). The 6.6 percent decline compared with the previous year is due in particular to the fact that the previous year's target to invest 6 percent of sales in tangible fixed assets was significantly exceeded by higher investment in buildings. In 2001 investment was consistently limited to the target amount specified. In view of the difficult economic environment, investment in tangible fixed assets mainly applied to customer projects. In the automotive segment, investment was largely concentrated on tools and production equipment for the highly automated volume manufacture of our products; in the Industry Division the emphasis was on improving processes and products and on resources for testing and assembly in electronic manufacture.

Increased research and development

In 2001 we increased investment in research and development to create a basis from which we will be able to profit from the expected economic upturn. Expenditure on research and development increased in 2001 to CHF 26.7 million (CHF 19.5 million) which corresponds to 5.8 percent of sales (previous year 5.1 percent). All divisions developed innovative new products in 2001. In the Automotive Division there was a new generation of drives for air conditioning systems, innovative drives for headlight adjustment and cornering lights, and switch-subsystems for locking systems. The Industry Division produced custom developments for switches, motors as subsystems with electronics, and motors for customer applications. In the Controls Division a new generation of controllers was developed together with custom developments based on programmable logic controllers (PLCs).

Successful incorporation of acquisitions

In the course of the 2001 financial year, two companies that had been acquired at the end of 2000 were successfully incorporated within the Saia-Burgess Group. LTD of Velbert (Germany) has increased the activities of Saia-Burgess in the domestic appliance industry.

Some production has been relocated to the factory in Monastir (Tunisia).

In North America, the integration of Ledex & Dormeyer's business involved the following key measures: transfer of assembly from Saia-Burgess' Chicago location (mainly involved in sales activities) to Ledex & Dormeyer's production locations in the USA and Mexico; consolidation of the sales organisation; and utilisation of the Saia-Burgess Tech-Centre in Detroit for new applications with Ledex products (solenoids) in the North American automotive industry. In addition, the Industry Division took an important step forward to exploit an expanded geographical presence, extended product range, and a stronger position among its North American customers.

Well equipped for the upturn

Although in the first half of 2002 we do not expect to notice any consistent improvement in the economic environment, we are confident that – due also to restructuring projects introduced in 2001 – we will benefit strongly in a future upturn. New products, improved processes, rationalised production, satisfied customers and committed staff are the basis for positive development.

On behalf of Group Management I would like to thank our staff for the commitment they have shown throughout a difficult year in 2001. We would also like to express our gratitude to customers and business partners for their confidence and cooperation.



Daniel Hirschi
Chief Executive Officer



Safety. Ingenious safety solutions are to be found in nature. When the butterfly's muscle relaxes, the proboscis will retract automatically. Saia-Burgess offers the example of the solenoid for hotel-door-locking systems, which allows guests to enjoy their stay in safety and security.

Automotive Division
Focussed on Growth Areas

The Automotive Division held its ground well with 6.5 percent sales growth, despite stagnant or, in same cases, even declining markets. The reason for this lies in the focus on areas of application which – due to increasing demand for safety and comfort and to the increased automation in cars – have high growth potential that is not dependent on the economic situation. In 2001 central themes were increasing customer satisfaction and developing products for the future.

Mission

- **We supply world-wide mechanical and electromechanical components in large volumes (switches, motors, solenoids, sensors), together with subsystems as innovative solutions for clearly defined applications in the comfort and safety areas of automotive design.**
- **We secure our market lead by consistently focussing on customer needs and by being able to offer innovative, customised solutions competitively and at the right time.**
- **We operate within the framework of Saia-Burgess' overall strategy and therefore contribute to the success of the Group. In a strongly competitive market setting, our success is substantially determined by team-oriented leadership and simple structures.**

Activity

The Automotive Division offers the automotive industry innovative solutions that contribute toward greater safety and comfort. It is mainly active in the following areas of application: air conditioning equipment, headlight adjustment, locking systems and control switches for interior lights and consoles. With its mission statement as a starting point, the Division attaches central importance to customer satisfaction and development, placing emphasis on the following activities:

- Customer satisfaction: one-hundred-percent reliable delivery with high degree of flexibility. Excellent quality demanded, with the aim of zero errors. Rigorous process analysis in manufacturing, development and purchasing. Continuous implementation of improvement measures. The Division's factories are certified to QS 9000/VDA6.1, the quality standard of the automotive industry.
- Development: keeping step with ever shorter product cycles – we are working on the fact that in five years 50 percent of sales will be achieved with new products. Expansion of future-oriented product portfolios, e.g. with innovative motors for headlight adjustment and cornering lights, and with new sensors especially for the fields of air and oil quality. Protection of development activity by an active patenting policy (five patents were registered in 2001). Development costs amount to approx. 5 percent of sales.

Market

In 2001 divisional activities again had their geographical emphasis in the European automotive industry. Although the increase in the number of vehicles produced in western Europe was only negligible, the Division was able to expand its sales compared with the previous year. This was mainly due to higher equipment requirements. In future switches in particular will see an increase in demand for high-value subsystems instead of individual components. In 2001 there was significant investment in these new generation products.

The production volume in the American market, which is at present not yet considerable for the Division, fell by 10 percent in 2001.

The direct consequence of any economic downturn is increased pressure on prices. It was possible to counterbalance pressure on margins to a very large extent by working more closely with suppliers, implementing cost reduction measures and by transferring production activities to Hungary or, in the case of North America, to Mexico.

In Cabin Switches



Brake Systems



Climate Control



Power Train



Latches/Locking Systems



Headlight Adjustment

Highlights of 2001

- To make the best use of synergies and improve communication, development centres were concentrated from five to two locations in Europe.
- A first major order for an innovative subsystem with up to four microswitches in a new generation of locking systems. Production will begin in mid 2003 and full production volumes project an annual turnover of CHF 15 million.
- Major order in the field of interior control switches. Production will start at the end of 2002. Sales will amount to CHF 5 million per year.
- First sample delivery of the newly developed "matchbox" motor for air conditioning systems.
- New generation of motors for headlight adjustment and cornering lights.

Our switches, motors, solenoids, sensors and subsystems are supplied for clearly defined applications in the comfort and safety areas of automotive desgin.

Key figures (CHF million)

	2001	2000	+/- %
Sales	205.4	192.9	+ 6.5
EBITA	16.0	14.8	+ 8.3
Investment in fixed assets	13.4	17.6	-23.9
Number of employees	1,265	1,136	+11.4

Sales by area of application



Climate Control 55%
Headlight Adjustment 9%
Door Locking 15%
Others 21%

Sales by country/region



Germany 44%
France 26%
United Kingdom 3%
Italy 3%
Other European countries 9%
North America 9%
Rest of the world 6%

Outlook

It is at present hard to judge how the automotive industry will develop. In any renewed economic upturn, the North American market will have the greatest growth potential. This is to be exploited through applications with solenoids (e.g. for gear-lever locking in the automatic gears of a sport utility car) and through the new production capabilities in Vandalia (USA) and Mexico. In Europe, even if market development is uncertain, two factors above all permit us to assess the future with confidence: the specification of air conditioning equipment continues to rise and production of various models – not only luxury and executive class, but also mid-range models – which began in 2001 will only impact fully in 2002.

Industry Division
Market Presence with Broad-based Support

Industry Division sales volumes rose sharply due to acquisitions. However, after adjustments for these acquisitions, economic decline in the most important sales markets left sales below the previous year's level. The Division is mainly active in the domestic appliance and HEVAC (heating, ventilation and air conditioning) industries, but also supplies many other segments in the general industrial market. The acquisition of Ledex & Dormeyer strengthens the presence of the Division in the important North American market.

Mission

- We supply OEM customers (original equipment manufacturers) with a broad product range comprising electromechanical and electronic components and subsystems. Our products are used to meet the increasing demand for comfort and safety in the following main application areas: domestic appliances, heating, ventilation, air conditioning and general industrial applications.
- Our world-wide presence and intimate knowledge of the markets we work in enable us to identify future market needs at an early stage. We work closely with our customers to produce innovative products and solutions at competitive prices. Our sales companies are the primary partner for our customers and provide them with a high level of technical expertise and industry specific know-how. Business units (competency centers with production and product development) support the sales companies and customers with product management and marketing for a specific product range.
- We operate within the framework of Saia-Burgess' overall strategy and therefore contribute to the success of the Group. By creating a performance-oriented working environment, we aim to be the market leader in selected market segments.

Activity

The Industry Division produces standard and customised products in accordance with market needs: switches, motors, solenoids, door locking systems, sensors, electronic products and subsystems.

The domestic appliance market – coffee machines, extractor hoods, microwave ovens, washing machines, dish washers, etc. – requires customised solutions based on rocker switches, push-button switches or microswitches as well as mechanical, bimetallic, and electromagnetic door locking systems. In North America, Dormeyer solenoids have an important share of this area of the market.

In the HEVAC market, the need for higher energy efficiency has led to more sophisticated valves for gas and water, and ventilation flaps that are controlled by motors and solenoids. Gas and electric boilers are important areas of application for motors, microswitches and switch subsystems.

With the incorporation of the Ledex & Dormeyer Group, office equipment (printers, picture processors and computer peripherals) and letter and package sorting equipment have become further important fields of activity. In other segments of industry the Division supplies products for a broad range of applications associated with vending or gaming machines, special vehicles, telecommunications and medical equipment.

Market

Due to the acquisition of the Ledex & Dormeyer Group, in the financial year 2001 the Industry Division achieved over 40 percent of its sales in North America.

On the basis of Ledex & Dormeyer's complementary product range and their wide access to North American markets, the Division expects additional sales potential for the microswitches and motors that Saia-Burgess has traditionally offered, and for manually operated switches and door locking devices.

In Europe, Saia-Burgess sales companies can now also turn their attention to the actuator requirements of the market, thereby gaining access to additional market segments.

In Asia, the Division concentrates on the Chinese market. The Division is well positioned to share in its important growth potential.

Heating/Ventilation/Air Conditioning



Kitchen Appliances



Domestic Appliances



Vending and Gaming Machines



Special Vehicles



Office Equipment

Highlights of 2001

- Development of the next stepper motor generation for hand-held credit-card payment machines.
- Expansion of business in the field of rocker switches with a timed automatic shut-out with corresponding energy saving for use in domestic appliances.
- First orders for stepper motors with electronic control for HEVAC applications.
- Start of production of new electronic products aimed at the building and industrial equipment segments.
- Establishment of low-cost partnerships for the assembly of labour-intensive products.

Our broad product range comprising electromechanical and electronic components and subsystems is supplied in the main areas of applications Domestic Appliances, Heating/ Ventilation/Air Conditioning and in the General Industry.

Key figures (CHF million)

	2001	2000*	+/– %
Sales	208.2	145.2	+43.4
EBITA	16.7	20.6	–18.9
Investment in fixed assets	10.2	7.1	+44.3
Number of employees	1,428	1,125	+26.9

* These amounts include reclassified electronic production and electronic products from the Controls Division to the Industry Division.

Sales by area of application


General Industrial Market 66%
Building Technology 14%
Domestic Appliances 20%

Sales by country/region


Germany 15%
United Kingdom 9%
Italy 8%
France 6%
Switzerland 7%
Other European countries 9%
North America 41%
Rest of the world 5%

Outlook

Industry Division sales in the first half of 2002 will probably remain at the same level as in the second half of 2001. In the second half of 2002, any general recovery in the economies of North America and Europe can also be expected to produce growth in industrial business. On the basis of newly launched products, which went into industrial production in 2001, and of the cost reduction measures introduced, the Industry Division expects income to increase significantly.

Controls Division

Successful Niche Strategy

In 2001 the Controls Division held its position in a difficult environment. By concentrating on programmable logic controllers (PLCs), focussing on the European market and further developing its products, a slight increase in sales was possible. As a small, flexible supplier of highly innovative PLC control technology for clearly defined niches, the Division intends to further expand its share of the building and industry automation markets.

Mission

- **We supply our customers in Europe with control technology based on programmable logical controllers for use mainly in the areas of building automation and industry automation.**
- **We reinforce our niche strategy by developing dedicated controllers for system integrators in building automation, and through embedded controls for specific applications in factory automation.**
- **We operate within the framework of Saia-Burgess' overall strategy and therefore contribute to the success of the Group. In a market setting that includes major automation suppliers, we maintain our position as a small, flexible supplier of highly innovative PLC control technology for clearly defined niches.**

Activity

Since January 1, 2001, the newly formed Controls Division has concentrated on programmable logic controllers (PLCs). Bringing together development, assembly and marketing has given the Division a powerful impetus to innovate. PLC control technology is mainly used in industrial production processes (plant and machinery) and in building automation. In industry it controls automation tasks; in building automation it serves to manage a variety of functions in the fields of climate engineering, lighting and safety.

Market

Divisional activity is focussed on the European market.

Building automation: Despite a depressed economic situation in the construction industry, the Division achieved progress on the basis of its good market position with independent system integrators. The trend of combining different facilities (heating, ventilation, air conditioning, window blinds, occupancy detection) is ongoing. The Division uses its DDC-Plus controllers, specifically designed for applications in building technology, to cover increased demand for controllers with open communications interfaces.

Factory automation: In an economic situation that has cooled down significantly, the Division has achieved considerable successes. An important contribution has been made by the relaunch of the PCD2 (with additional capabilities including Ethernet connection) and by PCD devices that are programmable with STEP®7 (the market leader's programming tool).

Highlights of 2001

- Market relaunch of PCD2 controllers: TCP/IP Ethernet connection and integral web server enable industrial control technology to connect with established communications standards in the office world and the internet.
- Improvements in the design of housings provide easier methods for electrical connections and external accessibility of memory media.
- Complete development of a new compact controller with integral manual control level especially for building technology. Software can be preinstalled for various areas of application, such as heating control, ventilation control or single-room control.


Building Automation


Traffic Control


Process Control


Machinery Control


Decentralised Power Generation


Transport Process

□ Development of the Smart7® module as a basis for applications in the field of embedded controls for OEM customers, such as a car producer's colour dosing system or a frequency converter.

□ Progress in the development of a completely new generation of controllers, based on the Coldfire® processor family, including development of a new operating system. A first prototype was presented in autumn 2001 at the PLC fair in Nuremberg.

□ Progress with projects for decentralised power generation. Twenty prototypes are in use for fuel cell heating apparatus from an important European supplier.

Our control technology based on programmable logical controllers is supplied for innovative applications in the areas of Building Automation and the general Industry Automation.

Key figures (CHF million)

	2001	2000*	+/- %
Sales	45.0	44.6	+ 0.9
EBITA	3.6	4.1	-12.2
Investment in fixed assets	1.0	1.6	-42.1
Number of employees	182	177	+ 2.8

* These amounts have been adjusted for the reclassification of electronic production and electronic products from the Controls Division to the Industry Division.

Sales by area of application


Industry Automation 51%
Building Automation 42%
Others 7%

Sales by country/region


Germany 27%
Italy 22%
Switzerland 17%
Benelux 8%
France 9%
Other European countries 14%
Rest of the world 3%

Outlook

Despite a difficult economic environment, the Controls Division expects sales to increase. In building automation, the compact controller now enables the Division to become involved even in the simpler projects. In factory automation, new internet-based communications possibilities will provide the impetus.



Comfort. Irresistibly simple solutions for comfort can be found in nature. For example, the honey bee's system of wing joints, which enables it to keep its wings in their home position without expending any power, while at the same time guaranteeing it complete freedom of movement. Saia-Burgess offers the example of the PDS Compact Controller – a preconfigured controller for heating, ventilation and air conditioning that allows easy installation and brings comfort to everyday life.

Share Price Develops in Line with SPI

In 2001 the Saia-Burgess share value varied along the lines of the SPI, which ended the year 20 percent below its mark for the beginning of 2001. This reflects the world economic situation and developments in international financial markets. Management is making every effort to meet again the expectations for sales and income that have been formulated for 2002.

Share capital, stock market trading

The share capital of Saia-Burgess Electronics Holding AG amounts to CHF 30,537,500. It is divided into 610,750 registered shares each with a nominal value of CHF 50. The registered shares are quoted on the SWX Swiss Exchange under securities number 873 861.

The stock market symbol used by Telekurs, Reuters and Bloomberg is SBEN.

Stock market prices (CHF)

	2001	2000	1999	1998
High	705.00	790.00	560.00	457.50
Low	330.00	553.00	314.15	230.00
Year-end	480.00	630.00	560.00	340.00

Stock market capitalisation (CHF million)

	2001	2000	1999	1998
High	431	482	342	279
Low	201	337	192	140
Year-end	293	384	342	207

Agenda

23. 04. 2002: Announcement of results, 1st quarter 2002
23. 05. 2002: Annual General Meeting in Murten
06. 08. 2002: Interim Report 2002
22. 10. 2002: Announcement of results, 3rd quarter 2002

Development of stock market share price, January 2001 to February 2002



CHF
700
650
600
550
500
450
400
350
300
1/01
2/01
3/01
4/01
5/01
6/01
7/01
8/01
9/01
10/01
11/01
12/01
1/02
2/02
Source: Datastream
— Saia-Burgess registered share
— SPI
— Vontobel Small Cap Index

Shareholders

As of December 28, 2001, UBS Fund Management (Switzerland) held 5.02 percent of 610,750 registered shares. No other shareholder is registered with more than 5 percent of shares.

Own shares

As of December 28, 2001, Saia-Burgess Electronics Holding AG held 1,254 own shares.

Share transfer/representation

According to the company's articles of association, no individual or group having a greater than five percent proportion of the share capital will be registered as a shareholder with voting rights.

No shareholder or group of shareholders can represent more than five percent of share capital at an Annual General Meeting. The Annual General Meeting can revoke both restrictions at any time.

Option plan for shares

Upon entry to the stock market on May 11, 1998, conditional capital was established amounting to CHF 1,525,000. This covers share options distributed to members of the Board of Directors and to management.

In accordance with its option plan, the Group transferred options free of charge to managers and Board members throughout the years 1998 to 2001. An option entitles the holder, after the waiting period, to purchase a share in Saia-Burgess Electronics Holding AG within the period defined for exercising that option. The price at which options are exercised follows the market price noted at the time when the options were transferred.

	issued 31.12.2001	Price of exercise in CHF	Expiry of blocking period	Expiry of exercise period	exercised 31.12.2001
Options	8,400	360	01.04.2001	01.04.2003	1,750
Options	2,000	400	10.05.2001	10.05.2003	1,000
Options	1,900	340	01.04.2002	01.04.2004	
Options	7,350	650	01.04.2003	01.04.2005	
Options	5,450	575	01.08.2004	31.07.2007	
Total	**25,100**				**2,750**

The exercise of options has no impact on the income statement.

Responsible Business Management

There has been a marked increase in investor interest in the corporate governance of companies quoted on the stock market. Questions about responsible business management have been widely aired in public discussion. The 2001 Saia-Burgess Annual Report corresponds to the guidelines draft regarding the standard of information for corporate governance (status March 1, 2002).

Group Management on January 1, 2002


Daniel Hirschi
Chief Executive Officer


Preben Sundenaes
Chief Financial Officer


Marc-Olivier Lorenz
Director, Automotive Division


Anthony Smith
Director, Industry Division


Hans Ryser
Director, Controls Division


Theodore Ristoff
Director, North American Activities


Peter-André Schmid
Director, Corporate Services


Gerhard Reidinger
Director, Marketing


Hans Schreiber
Director, Asian Business Development

Daniel Hirschi (*1956)
Swiss/Italian national.
Joined Saia-Burgess in 1983, previous functions: Director Business Area Switches, Director Automotive Division.

Anthony Smith (*1960)
American national.
Joined Saia-Burgess in 2001.

Peter-André Schmid (*1953)
Swiss national.
Joined Saia-Burgess in 1992, previous functions: Finance Director of Murten Location, Plant Director.

Preben Sundenaes (*1948)
Danish national.
Chartered Management Accountant.
Joined Saia-Burgess in 1991.

Hans Ryser (*1953)
Swiss national.
Joined Saia-Burgess in 1979, previous functions: Marketing Manager, Director Business Area Electronic Controllers.

Gerhard Reidinger (*1938)
Austrian national.
Joined Saia-Burgess in 1964, previous functions: Export Sales Manager, Manager Sales Administration, Sales Director.

Marc-Olivier Lorenz (*1962)
Swiss/German national.
Joined Saia-Burgess in 1999, until end 2000 Deputy Director Automotive Division.

Theodore Ristoff (*1938)
American national.
Joined Saia-Burgess in 2001, previously General Manager of the Ledex & Dormeyer companies.

Hans Schreiber (*1938)
Swiss national.
Joined Saia-Burgess in 1969, previous functions: Plant Director, Director Business Area Motors, Director Industry Division.

Board of Directors	since	elected until
Andreas Ocskay (*1935), Chairman, Swiss national Until 31.12.2000 CEO of Saia-Burgess Group. Main seats held on other Boards: Métraux Services SA, Brocke Holding GmbH, Polytec Holding AG	1997	2003
Rudolf Lyner (*1944), Member, Swiss national CEO CapVis Equity Partners AG. Main seats held on other Boards: CapVis Equity Partners AG (Chairman), Polytec Holding AG, KCS Holding AG	1997	2003
Richard Flury (*1942), Member, Swiss national CEO Kardex Remstar International. Main seats held on other Boards: Kardex AG, Cementia Holding AG	1998	2003
Prof. Dr. Hans Caspar von der Crone (*1957), Member, Swiss national Professor at the University of Zurich, Lawyer. Main seats held on other Boards: Heineken Beverages Switzerland AG, Komax Holding AG, Vontobel Holding AG	1998	2004
Dr. Peter Wirth (*1946), Member, Swiss national CEO Mikron Holding AG. Main seats held on other Boards: Mikron Holding AG, Rieter Holding AG, Microflow SA	1998	2004

Composition

The majority of the Board of Directors comprises independent, external members. They are elected by the Annual General Meeting for a period of office not exceeding three years. Re-election is permitted. The Chairman is elected by the Board of Directors.

Competences

The Board of Directors has the responsibility for defining Group strategy. It also reviews the fundamental plans and objectives of the enterprise and identifies external risks and opportunities. The competences and responsibilities of the Board of Directors and its Committees, together with rules defining competences in relation to Group Management, are set out in the Standing Rules. They are based on the most up-to-date findings in the field of corporate governance and meet international standards. These include, in particular: monitoring and reviewing competences for the Board of Directors with the direct support of external authorities; and the continuous, comprehensive information to all Board Members.

Quorum

The Board of Directors is quorate and can pass resolutions if at least half its members are present. Resolutions are passed with a majority of votes cast. When voting is equal, the Chairman has the casting vote. Resolutions passed on the following subjects require a qualified majority of two thirds of members: purchase of a company, sale of the company or of parts of it, appointment or relegation of Members of Group Management, changes to the Standing Rules.

Meetings

The Board of Directors held three ordinary meetings in 2001, including a two-day strategy meeting in Hungary. On this occasion, the Hungarian factory in Ózd was also visited. In addition, various extraordinary meetings and telephone conferences took place.

Committees

Two standing Committees support the Board of Directors: the Audit Committee and the Remuneration Committee. A committee is quorate when the majority of its members are present. The committees pass their resolutions with the majority of members present. In 2001 the Audit Committee sat three times; the Remuneration Committee once. Both Committees are composed of informed, external Board Members.

- Audit Committee: Prof. Dr. Hans Caspar von der Crone (Chairman), Rudolf Lyner and Richard Flury.
- Remuneration Committee: Rudolf Lyner (Chairman), Prof. Dr. Hans Caspar von der Crone and Dr. Peter Wirth.

Remuneration of Board of Directors and Group Management

In 2001 overall CHF 228,000 were paid out in fees to the Board of Directors. The remuneration of the Board of Directors takes the form of a fixed payment. The remuneration of Members of Group Management takes into consideration work, performance, business progress and the market. The variable proportion depends on business success.

Throughout 2001, the sum of CHF 2,351,481 was paid in remuneration to the 9 Members of Group Management. As a result of trading performance, the bonus did not become payable for the 2001 financial year.

Members of Group Management are entitled to use a company car and have insurance cover for old age, death and invalidity that is in line with prevailing social welfare legislation in individual countries.

Long-term contracts of employment do not exist within Saia-Burgess.

For Members of the Board of Directors, Group Management and other members of management a share option plan exists under the terms of which, in the period 1998 to 2001, a total of 25,100 options were transferred free of charge. An option entitles the holder, after a waiting period of at least three years and within the subsequent two or maximum three years, to purchase a Saia-Burgess share. The price at which options are exercised follows the average market price at the time of transfer.

In 2001, 750 options were assigned to the Board of Directors and 2,100 options were assigned to Members of Group Management (see page 18). The price at which options could be exercised was CHF 575.

On December 31, 2001, Members of the Board of Directors and Members of Group Management held stocks of shares and options as mentioned below.

	Number of shares	Number of options	Exercise price in CHF	Expiry of blocking period	Expiry of excercise period
Non-executive Members of Board of Directors	5,165				
		1,500	360	01.04.2001	01.04.2003
		1,000	400	10.05.2001	10.05.2003
		1,000	650	01.04.2003	01.04.2005
		750	575	01.08.2004	31.07.2007
Members of Group Management	24,146				
		3,750	360	01.04.2001	01.04.2003
		2,650	650	01.04.2003	01.04.2005
		2,100	575	01.08.2004	31.07.2007
Total	**29,311**	**12,750**			

Salaries/fees in CHF	2000 Number of people	2000 Salaries/ fees	2000 Number of options	2001 Number of people	2001 Salaries/ fees	2001 Number of options
Non-executive Members of Board of Directors	4	100,000	0	5[1]	228,000	750
Executive Members of Board/ Members of Group Management	7[1]	2,464,680	0	9[2]	2,351,481	2,100

[1] Incl. Chairman of the Board of Directors.

[2] Whereas one person was not employed the full year.

Statutory auditors

Since 1996 the statutory auditors and Group auditors of Saia-Burgess Electronics Holding AG have been Arthur Andersen AG, Zurich. The statutory auditors are elected for one year at a time by the Annual General Meeting.

The external statutory auditors carry out their work within the legislatory framework and according to the principles of their profession, as circumstances require. On the instructions of the Audit Committee, the external statutory auditors also carry out additional work examining key risks identified by the Audit Committee. Group Management and Audit Committee are regularly informed of findings and proposals for improvements.

Arthur Andersen AG fees for the financial year 2001 amounted to:

Auditing	CHF 493,888
Tax advice, other consultancy tasks	CHF 488,288
Total	**CHF 982,176**

Investor relations

Information policy

Saia-Burgess Electronics Holding AG has an open, up-to-date information policy that treats all target groups of the capital investment market equally. Alongside the full Annual Report and Interim Report, quarterly figures are also published for sales, EBITA and profit. The Group Statement is drawn up according to IAS (International Accounting Standards) guidelines. In addition to the financial results, Saia-Burgess provides regular information about current changes and developments. Complete company data can also be obtained from www.saia-burgess.com. The official journal for company announcements is the "Schweizerisches Handelsamtsblatt".

For specific questions regarding Saia-Burgess, contact Daniel Hirschi, CEO, telephone +41 26 672 72 04, d.hirschi@saia-burgess.com.

Ad hoc publicity

As a company quoted on the SWX Swiss Exchange, Saia-Burgess is obliged to publish information that is relevant to its share price (ad hoc publicity, art. 72 of rules governing quoted companies "Kotierungsreglement"). These rules can be viewed under www.swx.com (approval).

Dividend policy

The target annual payout ratio is 15 to 25 percent of profit.

Change of control and defensive measures

According to art. 32, paragraph 1 of the federal law governing stock markets and stock dealing (BEHG), a duty exists to submit a public purchase offer when anyone, directly or indirectly, exceeds the 33⅓ percent of voting rights, regardless of whether these voting rights can be exercised or not.

Rights of involvement and protective rights for shareholders

Shareholders in Swiss companies have extended rights of involvement and protective rights. The protective rights include, among others, rights of inspection and information (Swiss law governing rights and duties: OR 696, 697), the right to special examination, the right to convene a general meeting (OR 699/III), the right to raise issues, the right of appeal (OR 706 f.), the right to petition responsibility (OR 752 ff.). The rights of involvement include, above all, the right to participate in general meetings, the right to express opinions and voting rights (OR 694).

All shareholders entered on the share register with voting rights will be admitted to a general meeting and entitled to vote. For administrative reasons, no new entries will be made during the 10 days preceding a general meeting. Shareholders who dispose of their shares before a general meeting are not entitled to vote.

Addresses

Holding

CH **Saia-Burgess Electronics Holding AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 670 10 38

Saia-Burgess Group

CH **Saia-Burgess Murten AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Controls AG
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

UK **Saia-Burgess Gateshead Ltd.**
Dukesway
Team Valley Trading Estate
Gateshead
Tyne & Wear NE11 0UB
United Kingdom
T +44 191 401 61 00
F +44 191 401 63 23

Automotive Tech Centre: Saia-Burgess Nuneaton
(a trading name of Saia-Burgess Gateshead Ltd.)
Unit 4, Bermuda Park
Innovation Centre
St. Davids Way, Nuneaton
Warwickshire CV10 7SD
United Kingdom
T +44 2476 322 844
F +44 2476 322 845

D **Saia-Burgess Oldenburg GmbH & Co. KG**
Am Kreyenhof 10–12
D-26127 Oldenburg
T +49 441 3403 0
F +49 441 372 49

Saia-Burgess Dreieich GmbH & Co. KG
(Zweigniederlassung der Saia-Burgess Oldenburg GmbH & Co. KG)
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 890 60
F +49 6103 890 665/-66

Saia-Burgess Automotive Tech Centre Germany
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 890 670
F +49 6103 890 665

D **Saia-Burgess Dresden GmbH**
Wilhelm-Liebknecht-Strasse 6
D-01257 Dresden
T +49 351 207 860
F +49 351 207 863 61

Saia-Burgess Halver GmbH & Co. KG
Weissenpferd 9
D-58553 Halver
T +49 2353 911 0
F +49 2353 911 229

LTD Locking Technologies and Devices GmbH
Bessemerstrasse 25
D-42551 Velbert
T +49 2051 207 0
F +49 2051 207 150

F **Saia-Burgess Paris**
10 Bld. Louise Michel
F-92230 Gennevilliers
T +33 1 4688 0770
F +33 1 4688 0799

I **Saia-Burgess Milano Srl**
Via Cadamosto 3
I-20094 Corsico, Milano
T +39 02 4869 21
F +39 02 4860 0692

A **Saia-Burgess Österreich GmbH**
Schallmooser Hauptstrasse 38
A-5020 Salzburg
T +43 662 88 4910
F +43 662 88 4910 11

NL/B **Saia-Burgess Benelux B.V.**
Hanzeweg 12 C
NL-2803 MC Gouda
T +31 1825 43 154
F +31 1825 43 151

Branch Office: Saia-Burgess Benelux
Avenue Roi Albert 1er, 50
Koning Albert I Iaan, 50
B-1780 Wemmel
T +32 2456 0620
F +32 2460 5044

H **Saia-Burgess Controls Kft**
Liget u. 1
H-2040 Budaörs
T +36 23 50 11 70
F +36 23 50 11 80

Saia-Burgess Ózd Kft
Bolyki T. u. 44
H-3600 Ózd
T +36 48 570 300
F +36 48 471 815

TN **Saia-Burgess Monastir C.S.**
Zone Industrielle
Route de Khniss
Boîte postale 47
TN-5000 Monastir
T +216 73530 733
F +216 73530 196

USA **Saia-Burgess Inc.**
Ledex® and Dormeyer® Products
801 Scholz Drive
P. O. Box 427
Vandalia, Ohio 45377
USA
T +1 937 898 3621
F +1 937 454 2350

Automotive Tech Centre: Saia-Burgess Inc.
627 East Maple, Suite 100
Troy, MI 48083
USA
T +1 248 524 2701
F +1 248 524 2702

Saia-Burgess USA Inc.
616 Atrium Drive
Vernon Hills, IL 60061
USA
T +1 847 549 9630
F +1 847 549 9625

CDN **Saia-Burgess Canada Co. Inc.**
70 Ironside Crescent
Unit 7
Scarborough
Ontario M1X 1GA
Canada
T +1 416 299 08 52
F +1 416 299 67 56

HK **Saia-Burgess (HK) Ltd.**
Rooms 2303-4,
Cheung Tat Centre
18 Cheung Lee Street
Chaiwan
Hong Kong
T +852 2556 3772
F +852 2976 0871

Imprint
Concept/design: Alt [illegible] Public Relations, Zurich
Layout/typesetting: [illegible], Zurich
Photographs: [illegible] Burg[illegible], Zurich; Dr A. W[illegible]
Lithography/printing: DAZ, Zurich
3/2002

Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Daniel Hirschi, CEO
T +41 26 672 72 04
d.hirschi@saia-burgess.com

Financial Statements
2 0 0 1



saia-burgess

Smart solutions for comfort and safety

Index

Saia-Burgess Group

Saia-Burgess Electronics Holding AG

Saia-Burgess
The Group

Saia-Burgess Electronics Holding AG, with headquarters in Switzerland, and its subsidiaries (the Group) focus on strong growth segments of the automotive and industrial areas and in building automation. Its core competency is the development of innovative solutions that arise from connecting the electronic with the electromechanical. The Group manufactures switches, actuators (motors, solenoids), sensors, electronic controllers and subsystems in Europe, America and Asia. Products are sold through its world-wide sales organisations.

On May 11, 1998, the shares of Saia-Burgess Electronics Holding AG were offered to the public and became quoted on the Swiss stock exchange. The initial public offering included 110,000 registered shares issued by the company, increasing the share capital by CHF 5.5 million to CHF 30.5 million.

Continuous growth strategy

1998 expansion to Eastern Europe and People's Republic of China

- To further reduce the manual assembly cost, the Group acquired Kont-Union (new name: Saia-Burgess Ózd Kft), a switch manufacturer in Hungary. The Group's former sales agency based in Budapest was also acquired at the same time.
- The Swiss Holding Company entered into the investment SMART in Shenzhen (49% share) to further strengthen the position of the Motor Business area in the People's Republic of China.

1999 expansion in product range switches

- The Group acquired Bär Elektrowerke (new names: Saia-Burgess Halver GmbH & Co. KG and Saia-Burgess Monastir C.S.), with operations in Germany and Tunisia.
- The Group took over certain assets of B.M. Industries (BMI), a producer of sensors mainly for the automotive market. These operations were transferred into Saia-Burgess Gateshead Ltd.

2000 strengthening of technical capability

- On September 30, 2000, the Group acquired 70% of LTD Locking Technologies and Devices GmbH in Germany. The company specialises in the development and production of locking systems, particularly door locks for washing machines and dishwashers that are used in industry and the domestic appliance market.
- On October 17, 2000, the Group invested in the start-up company MicroChemical Systems SA (MiCS) in Switzerland. The company develops and produces sensors for measuring air quality based on new technology.

2001 expansion in North America

With the acquisition of the Ledex & Dormeyer companies in early January the Group has taken over the market leader for actuators (solenoids) and subsystems. For the Industry Division the North American market has become similar in importance to Europe.

Saia-Burgess
Key Figures

CHF ,000	2001	2000	1999	1998	1997*
Sales	458,562	382,692	325,069	278,235	245,139
Earnings before interest, tax, depreciation and amortisation (EBITDA)	61,962	57,929	48,693	39,815	32,899
as % of sales	13.5%	15.1%	15.0%	14.3%	13.4%
Earnings before interest, tax and amortisation (EBITA)	40,118	39,896	32,795	27,647	21,979
as % of sales	8.7%	10.4%	10.1%	9.9%	9.0%
Earnings before interest and tax (EBIT)	35,087	39,170	32,508	27,647	21,979
as % of sales	7.7%	10.2%	10.0%	9.9%	9.0%
Personnel costs	151,005	130,912	116,653	98,895	91,934
as % of sales	32.9%	34.2%	35.9%	35.5%	37.5%
Added value/employee cost	1.9	1.9	1.9	1.9	1.8
Research and development expenditure	26,738	19,516	16,182	14,721	14,476
as % of sales	5.8%	5.1%	5.0%	5.3%	5.9%
Depreciation of tangible fixed assets as % of the average net book value	17.3%	16.1%	16.7%	14.8%	14.0%
Investments in tangible fixed assets	24,580	26,321	20,784	15,845	15,750
as % of sales	5.4%	6.9%	6.4%	5.7%	6.4%
Cash flow from operating activities	33,683	38,705	20,911	33,667	26,027
Free cash flow (excluding acquisitions)	9,463	12,426	402	17,856	11,378
Operating capital employed	194,192	167,337	148,287	108,596	109,995
Equity ratio	31.9%	41.3%	38.8%	35.4%	13.2%
Interest cover (EBIT/interest expense, net)	3.6	11.5	11.7	6.8	3.2
Net income	18,618	26,671	21,666	16,062	9,898
as % of sales	4.1%	7.0%	6.7%	5.8%	4.0%
Number of shares issued [1]	609,496	610,000	610,000	572,329	500,000
Earnings per share CHF [1]	30.55	43.72	35.52	28.06	19.80
Diluted earnings per share CHF	30.49	43.31	35.45		
Cash flow per share CHF [1, 2]	74.61	74.48	62.05	49.32	41.64
Number of employees as at December 31	2,875	2,438	2,344	1,742	1,550

Key figures are based on the following financial statements and in some cases (*) contain pro-forma amounts.

[1] 1998 based on weighted average number of shares issued (capital increase May 5, 1998, issuance of 110,000 shares).
[2] Defined as net income plus depreciation and amortisation, divided by average number of shares.

Sales CHF million


500
450
400
350
300
250
200
150
100
50
1997
1998
1999
2000
2001

Earnings before interest, tax and amortisation (EBITA) CHF million


40
35
30
25
20
15
10
5
1997
1998
1999
2000
2001

Net income CHF million


30
25
20
15
10
5
1997
1998
1999
2000
2001

Earnings per share CHF


45
40
35
30
25
20
15
10
5
1997
1998
1999
2000
2001

CFO's Report



Preben Sundenaes

Sales

Consolidated sales grew by 19.8% to CHF 458.6 million. Year 2001 sales include CHF 77.0 million from LTD Locking Technologies and Devices GmbH and the Ledex & Dormeyer companies which were acquired at the end of 2000 and in early 2001. Excluding acquisitions and negative exchange impacts of 2.3%, the Group achieved sales growth of 2.0% compared to the previous year.

In common with many other companies, the external economic environment during the year proved to be very difficult. Nevertheless the Group was very pleased to achieve some growth, even though this was at a lower level than expected.

The effect of the adverse trading environment had a variable impact on the businesses of the divisions.

In the Automotive Division sales grew by 6.5% to CHF 205.4 million. The increase was entirely due to organic growth. Sales growth was reduced by 1.7% due to negative exchange impacts. Sales in the USA dropped by 12%, reflecting the general downturn in the American automotive industry. Sales of motors into the European market for air conditioning and headlight adjustment continued to increase but the Division also experienced a world-wide downturn in the sale of automotive switches.

In the Industry Division sales grew by 43.4% to CHF 208.2 million. The increase includes the newly acquired business as well as the transfer of Electronic Manufacturing from the Controls to the Industry Division as at January 1, 2001. Depressed conditions in the white goods market, however, meant that excluding acquisitions, exchange effects and product transfers, underlying sales decreased in 2001 by 7.3%.

In the Controls Division sales grew by 0.9% to CHF 45.0 million. The increase was not impacted by acquisitions but was reduced by 2.2% negative exchange effects. The moderate increase reflects the difficult conditions within the building sector as well as a phasing out of some older products.

The acquisition of the Ledex & Dormeyer companies has transformed the geographical sales of the Group. Of the total Group sales, North America now represents 22.6% (2000: 9.3%) while sales in Europe now amount to 72.5% (2000: 84.6%).

Gross margin

Overall the Group's gross margin decreased by 2.7 percentage points from 29.8% in 2000 to 27.1% in 2001. Gross margins in 2001 for all divisions were lower than in the previous year. Margins were mainly affected by selling price pressure, changes in sales mix and increased purchase prices of material.

In the Automotive Division gross margin reduced slightly from 20.5% in 2000 to 20% in 2001. Selling price pressure continued in 2001. Fortunately savings resulting from cost optimisation programmes and ongoing transfer of production to low-cost locations largely compensated for the price reductions. The main impact on gross margin resulted from changes in sales mix as there was a decrease in sales of switches which generally provide higher contribution than motors. Unfortunately the Division was not able to fully make up for this unfavourable sales mix.

In the Industry Division gross margin dropped by 5.7% to 27.3% (2000: 33.0%). A world-wide downturn in sales of products led to lower utilisation of production capacity. The effect of several new product launches and general increases in material prices also contributed to this reduction.

The gross margin for the Controls Division decreased by 1.6 percentage points from 60.1% in 2000 to 58.5% in 2001. Despite decreased costs for electronic components, the Division could not compensate for the adverse impact of reduced selling prices and sales mix.

Earnings before interest and tax (EBIT)

Compared to the previous year, operating expenses increased by 17.6% from CHF 74.7 million to CHF 87.8 million. In relation to sales they decreased by 0.3 percentage points from 19.5% in 2000 to 19.2% in 2001. Excluding a CHF 14.2 million impact from recently acquired companies and restructuring costs of CHF 2.2 million, operating expenses in 2001 showed an underlying reduction of 4.4%.

Sales and marketing expenses reduced slightly from 9.6% to sales in 2000 to 8.7% to sales in 2001. Even though the Group undertook further efforts to strengthen its world-wide presence, synergies were achieved from integrating acquired businesses.

As a result of increased efforts to develop new products, research and development costs grew from CHF 19.5 million to CHF 26.7 million in 2001. Net of costs from acquired companies, expenditure increased by 15.5%.

Administration costs increased by CHF 3.0 million to CHF 21.3 million (2000: CHF 18.3 million). Excluding the impact from businesses taken over, the cost remained at the same level as the previous year.

Other income consists of CHF 3.6 million exchange gains (2000: CHF 0.8 million exchange loss) on long-term loans and income from financial investments of CHF 0.1 million (2000: CHF 1.1 million). Considered in income from associated companies were CHF 0.5 million profits from operations in Asia and CHF 0.4 million share of loss considered in MicroChemical Systems SA (MiCS).

Earnings before interest, tax and amortisation (EBITA) increased by 0.6% from CHF 39.9 million to CHF 40.1 million. EBITA margin decreased by 1.7 percentage points from 10.4% to 8.7%.

Goodwill amortisation increased by CHF 4.3 million to CHF 5.0 million (2000: CHF 0.7 million). It includes the full year's charge for the Ledex & Dormeyer companies (CHF 4.1 million), BM Instruments (CHF 0.5 million) and LTD Locking Technologies and Devices GmbH (CHF 0.4 million).

Earnings before interest and tax (EBIT) decreased by CHF 4.1 million from CHF 39.2 million to CHF 35.1 million and represent 7.7% to sales (2000: 10.2%).

Net income

Interest expense increased by CHF 6.4 million to CHF 9.8 million (2000: CHF 3.4 million). Higher interest resulted from increasing borrowings by CHF 106.1 million in order to provide financing for acquisitions and investments of CHF 103.8 million. Loans were negotiated at the applicable LIBOR rate of the period plus a margin of 1.3%.

Income taxes of CHF 6.7 million (2000: CHF 9.1 million) represented 26.4% of income before taxation compared to 25.4% in 2000. The tax rate adjusted for amortisation of goodwill, which is not a tax deductible cost, amounted to 22% in 2001 compared to 24.9% in 2000. The reduction reflects the continuing effect of higher profit generation in countries with lower tax rates as well as the effect of the Group's tax-efficient structure.

Net income of CHF 18.6 million decreased by CHF 8.1 million compared to CHF 26.7 million in 2000. It represents 4.1% of sales.

Balance sheet

Trade receivables increased from CHF 61.9 million to CHF 66.5 million. Excluding CHF 11.8 million additional trade receivables from the acquisition of the Ledex & Dormeyer companies the like-for-like level of debtors was considerably reduced by the end of 2001. This decrease reflects the management's focus on working capital requirements.

Inventories increased from CHF 48.4 million to CHF 53.2 million. However, excluding inventory of CHF 5.7 million brought in by the Ledex & Dormeyer companies and despite considerably higher sales the balance as at December 31, 2001 showed a slight decrease compared to the previous year. 2001 stock rotation also improved by three days and stock in relation to sales showed a reduction from 12.7% to 11.6% in 2001.

CHF 15.8 million of tangible fixed assets were acquired with the Ledex & Dormeyer companies. In 2001 the Group invested CHF 24.6 million (2000: CHF 26.3 million). Of the total amount CHF 1.6 million was invested in buildings mainly in Hungary and Switzerland (2000: CHF 2.9 million). The amount invested in 2001 for tooling and assembly plant was in line with the previous year.

In 2001 the Group acquired Ledex & Dormeyer, a group of companies with net assets of CHF 18.8 million. The purchase price amounted to CHF 100.8 million which exceeded total net assets by CHF 82.0 million. The resulting goodwill is to be amortised over a period of 20 years.

Additionally, at the end of August the Group increased its equity stake in MicroChemical Systems SA by CHF 3.0 million to 26.9%. An assessment of the value of the participation in MiCS, carried out in accordance with IAS 39, identified the requirement for an adjustment to fair value of CHF 3.0 million which was reflected in an adjustment to shareholders' equity. The Group is committed to increase its investment by a further CHF 3.0 million in 2002.

To fund the acquisition of the Ledex & Dormeyer companies the Group entered into agreement with three major banks to restructure loan facilities. Long-term loans of CHF 130.0 million, repayable over a period of six years, were taken out and working capital facilities of total CHF 45.0 million were also negotiated. The bank loans are linked to covenants.

Net debt as at December 31, 2001 increased by CHF 93.5 million to CHF 135.4 million (2000: CHF 41.9 million).

Preben Sundenaes
Chief Financial Officer

Consolidated Balance Sheet

CHF ,000	Notes	31.12.2001	31.12.2000
Assets			
Cash		12,095	8,136
Trade receivables	2.1	66,491	61,941
Other receivables and prepayments	2.2	10,955	9,752
Inventories	2.3	53,193	48,415
Current assets		**142,734**	**128,244**
Land and buildings	2.4	57,794	52,855
Machinery and equipment	2.4	76,561	64,956
Deferred tax asset	3.7	8,120	3,050
Goodwill	2.5	83,291	6,350
Financial investments	2.6	7,066	7,026
Non-current assets		**232,832**	**134,237**
Total assets		**375,566**	**262,481**
Liabilities and shareholders' equity			
Short-term debt	2.7	41,166	23,861
Trade payables		42,788	37,046
Other payables and accruals	2.8	38,101	39,588
Deferred taxes	3.7	5,099	4,024
Short-term liabilities		**127,154**	**104,519**
Long-term loans	2.9	106,335	26,127
Long-term provisions	2.10	7,279	9,659
Deferred taxes	3.7	15,143	13,846
Long-term liabilities		**128,757**	**49,632**
Total liabilities		**255,911**	**154,151**
Share capital		30,538	30,500
Reserves		89,117	77,830
Total shareholders' equity		**119,655**	**108,330**
Total liabilities and shareholders' equity		**375,566**	**262,481**
Operating capital employed	3.1.4	194,192	167,337

Consolidated Statement of Income

CHF ,000	Notes	2001	2000
Sales	3.1	**458,562**	**382,692**
Cost of sales		334,382	268,473
Gross profit	3.1	**124,180**	**114,219**
Sales and marketing		39,818	36,879
Research and development	3.2	26,738	19,516
Administration/other operating expenses		21,280	18,313
Total operating expenses		**87,836**	**74,708**
Operating income		**36,344**	**39,511**
Goodwill amortisation		-5,031	-726
Other income (expenses)	3.5	3,774	385
Earnings before interest and tax (EBIT)	3.1	**35,087**	**39,170**
Interest expense, net	3.6	9,801	3,404
Income before tax		**25,286**	**35,766**
Current taxation	3.7	4,658	6,762
Deferred taxation	3.7	2,010	2,333
Total income taxes		**6,668**	**9,095**
Net income		**18,618**	**26,671**
Earnings per share (EPS) in CHF		30.55	43.72
Diluted earnings per share in CHF		30.49	43.31

Consolidated Statement of Cash Flows

CHF .000	Notes	2001	2000
Income before tax		**25,286**	**35,766**
Depreciation of tangible fixed assets		21,844	18,033
Amortisation of goodwill		5,031	726
(Increase) in financial investments		-41	-536
(Decrease) in long-term provisions		-3,281	-138
Revaluation of long-term debt		-3,458	-1,407
Interest expense, net		9,801	3,404
Operating cash flow before working capital changes		55,182	55,848
Decrease (Increase) of trade receivables		6,560	-5,215
(Increase) in other current assets		-519	-2,981
Decrease (Increase) of inventories		917	-3,675
(Decrease) Increase of trade payables		-2,094	1,310
(Decrease) Increase of other current liabilities		-6,063	3,001
Cash generated from operations		53,983	48,288
Interest paid		-9,859	-3,371
Income taxes paid		-10,441	-6,212
Cash flow from operating activities		**33,683**	**38,705**
Purchase of plant and equipment		-22,938	-23,413
Purchase of land and buildings		-1,642	-2,908
Proceeds from disposals of tangible assets		360	42
Cash used for acquisitions	2.5/2.6	-103,798	-11,055
Cash flow from investing activities		**-128,018**	**-37,334**
Treasury shares, options exercised		-469	-383
Dividends paid		-6,100	-4,880
Increase in loans		120,518	16,680
Repayment of loans		-14,413	-14,328
Cash flow from financing activities		**99,536**	**-2,911**
Effect of foreign currency translation		-1,242	-938
Increase (Decrease) in cash		3,959	-2,478
Cash at beginning of the year		8,136	10,614
Cash at end of the year		**12,095**	**8,136**

Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)		9,463	12,426
EBITDA		61,962	57,929

Consolidated Statement of Shareholders' Equity

CHF .000	Total share capital	Share premium	Treasury shares	Capital reserves	Retained earnings	Total reserves	Total shareholders' equity
Balance as at January 1, 2000	**30,500**	**36,561**		**–35,841**	**59,005**	**59,725**	**90,225**
Net income 2000					26,671	26,671	26,671
Acquisition of treasury shares			–383			–383	–383
Dividend					–4,880	–4,880	–4,880
Currency translation adjustment					–3,303	–3,303	–3,303
Balance as at December 31, 2000	**30,500**	**36,561**	**–383**	**–35,841**	**77,493**	**77,830**	**108,330**
Capital increase	38	232				232	270
Net income 2001					18,618	18,618	18,618
Acquisition of treasury shares			–739			–739	–739
Loss on available-for-sale investment				–3,000		–3,000	–3,000
Dividend					–6,100	–6,100	–6,100
Currency translation adjustment					2,276	2,276	2,276
Balance as at December 31, 2001	**30,538**	**36,793**	**–1,122**	**–38,841**	**92,287**	**89,117**	**119,655**

The share capital as at December 31, 2001 consists of 609,496 fully paid registered shares of CHF 50 nominal value each.

Of the total of 2,750 options exercised during the year 2001, 750 were converted to shares of CHF 50 nominal value each. As at December 31, 2001, the Group had 1,254 treasury shares.

Together with the restructuring of the Group in early 1998 certain assets were revalued on the basis of independent valuations. The resulting net effect was booked to capital reserves within equity.

1. Summary of significant accounting policies

1.1 Basis for consolidation, valuation and presentation of the financial statements

The consolidated financial statements of the Group are prepared in accordance with International Accounting Standards (IAS) as published by the International Accounting Standards Board (IASB). They are a fair presentation of the financial situation, performance and changes in the financial position of the Group. The Board of Directors approved the consolidated financial statements on March 12, 2002 for submission to the Annual General Meeting of the Shareholders on May 23, 2002. The listing rules of the Swiss Exchange SWX have also been complied with.

The financial statements comply with IAS 39, "Financial Instruments: Recognition and Measurement" effective from the beginning of the financial year 2001.

The consolidated financial statements of the Group are based on uniform, generally accepted accounting principles applicable for all Group companies. Balance sheets and profit and loss accounts of subsidiaries are consolidated from the date on which effective control is transferred to the Group and no longer consolidated from the date that control ceases. Companies over which the Group exercises significant influence (generally 20 to 50% voting interest) are accounted for under the equity method of accounting. Investments in which the Group has less than 20% of voting interest are classified according to IAS 39 as available-for-sale investments within fixed assets and carried at fair value. The principal operating Group companies are listed on page 29.

The financial statements as at December 31 for each year were prepared in accordance with consistent policies. Inter-company transactions and balances are eliminated.

1.2 Use of estimates

In preparing the financial statements in accordance with IAS certain assumptions need to be made which affect the reported values of assets and liabilities, the statement of income and the disclosure of contingent assets and liabilities. The assumptions are based on forecasts and estimates at the time the financial statements were prepared.

1.3 Foreign currency translation

Assets and liabilities of foreign Group companies and foreign currency balance sheet items are converted at year-end exchange rates, while income and expenses are converted at the average exchange rate for the year. Exchange rate differences arising from the translation of transactions and balance sheet items in foreign currencies are dealt with in the statement of income for the year. Revaluation impacts resulting from the translation of intra-group loans established to finance long-term investments as well as differences arising from the translation of the financial statements of foreign Group companies are adjusted for directly against shareholders' equity.

The following foreign exchange rates have been applied:

Currency	Units	Year-end rates 31.12.2001	Year-end rates 31.12.2000	Average rates 2001	Average rates 2000
ATS	100	10.77	11.06	10.99	11.32
BEF	100	3.67	3.77	3.74	3.86
CAD	100	105.19	107.60	109.05	113.69
DEM	100	75.78	77.80	77.29	79.67
FRF	100	22.60	23.20	23.04	23.76
GBP	1	2.43	2.41	2.43	2.56
HKD	100	21.46	20.66	21.62	21.66
HUF	100	0.60	0.57	0.59	0.60
ITL	100	0.0765	0.0786	0.0781	0.0805
NLG	100	67.26	69.05	68.59	70.71
TND	1	1.15	1.18	1.27	1.27
USD	1	1.67	1.61	1.69	1.69

1.4 Financial risk management

The Group's operating activities expose it to a certain level of interest rate, credit and foreign exchange rate risk. Individual categories of risk are continuously monitored and adjusted in relation to the overall risk exposure of the Group.

The Group's financial risk management policy defines an appropriate balance between business risks entered into, resulting profits and the potential effects on shareholders' equity. Operating units manage financial risks within delegated limits. The objective is to reduce financial risks by balancing the cost of hedging against the amounts at risk.

Derivative financial instruments are entered for any underlying risk in accordance with the Group's risk policy.

The fair value of investments classified as available-for-sale investments is estimated by considering future cash flows. The fair value of long-term borrowings is based on the current debt with the same maturity and credit risk profile. The fair value of the financial instruments, all carried at historical cost, are determined at the present value of the estimated cash flows.

The following are considered as underlying risks:

Interest rate risk

The Group is exposed to interest rate fluctuations due to movements in financial markets. In order to hedge those risks, interest swaps may be entered into. The consequential financial effects of such contracts are recognised as financial income or expense in the profit and loss statement.

Credit risk

The Group continually monitors receivables and assesses the credit worthiness of new customers to manage exposure to credit risk.

Exchange rate risk

The Group attempts to minimise currency exposure by matching operating income and operating expenses in foreign currency. Any residual risk is controlled using hedge contracts (swaps, options) entered into in accordance with financial risk policy.

1.5 Financial instruments

Financial instruments comprise cash, derivative financial instruments, investments, receivables and financial liabilities.

Valuation at fair value

In view of their short-term maturity, the carrying amount of cash, receivables, short-term debt, trade and other payables approximate their fair values.

Financial investments and other positions for which there is no readily identifiable market value or for which an assessment at fair value would be disproportionately costly are booked at purchase cost.

Financial assets

Financial assets are classified and reviewed in accordance with the guidelines of IAS 39 as follows:

- financial assets or liabilities held for commercial purposes
- financial investments to be retained until final maturity
- credits or debts granted by the Group
- available-for-sale financial investments

After initial recording available-for-sale investments are carried at fair value. Any change in value is recognised in the income statement as it arises.

Derivative financial instruments

All such instruments are initially recorded at purchase cost including transaction cost at the date of inception and are subsequently carried at fair value. Changes in value are recognised as financial income or expense in the profit and loss statement as they arise. As at December 31, 2001, the Group did not hold any derivative financial instruments.

Hedge Accounting

As at December 31, 2001, the Group had not entered into any hedge contracts.

1.6 Cash

Cash consists of cash on hand and bank account balances as well as fixed term deposits with a maturity of three months or less.

1.7 Trade receivables

Trade receivables are stated at their net realisable value. Doubtful accounts are provided for on the basis of past experience.

1.8 Inventories

Inventories are valued at purchase price or manufacturing cost at the lower of cost or net realisable market value. Bought-in goods are valued according to the FIFO method (first in, first out). Material and direct labour costs together with production overheads are included in the manufacturing costs for goods produced by the Group itself. Work-in-progress is valued according to the extent of manufacture.

1.9 Tangible fixed assets

Land and buildings are valued at fair market value based on independent property valuations that are updated every three to five years.

Machinery and equipment are valued at purchase or manufacturing cost less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the expected useful life of the assets concerned.

The following aspects are taken into consideration when determining the useful life of fixed assets:

- the physical lifespan;
- the company's replacement policy;
- market or technical obsolescence;
- contractual or legal restrictions.

The estimated useful life for depreciation purposes is:

Land	no depreciation
Buildings	40 to 50 years
Machinery and tooling	3 to 10 years
Furniture and vehicles	3 to 10 years

1.10 Intangibles

Acquisitions are accounted for using the purchase method. Any amount arising as difference between the purchase price and the fair value of assets acquired is recorded as goodwill and amortised on a straight-line basis over the expected useful life. The amortisation period is generally 20 years.

It is impractical to estimate when the benefits from research and development projects will arise; all such costs are therefore written off as incurred.

1.11 Impairment of assets

Tangible and intangible fixed assets are reviewed for impairment according to IAS 36, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statement. The recoverable amount is the higher of an asset's net selling price and the value in use. The net selling price is the amount obtainable from the sale of an asset in an at arm's length transaction, while the value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

1.12 Short-term debt

Short-term debt comprises current account overdrafts from banks and the element of long-term debts which fall due for repayment within one year of the balance sheet date.

1.13 Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed. They are net of customer returns.

1.14 Provisions

Provisions are recognised

- for an obligation of a past event
- and as a result an outflow of resources will be most probable
- and a reliable estimate can be made of the amount of the obligation.

Provision for restructuring cost is recognised at the time a detailed formal plan is authorised. A restructuring provision includes only the direct expenditure arising from the restructuring and is not associated with the ongoing activities of the Group.

Provision for warranty cost is considered to the extent of expected outflow of resources.

1.15 Retirement benefit costs

The Group maintains various retirement plans structured in compliance with local legal requirements. These plans are generally independent of the Group. Adequate provisions are made by Group companies that have retirement commitments but do not operate external pension schemes. These provisions are based on independent actuarial valuations which are obtained at regular intervals.

1.16 Income taxes

Income taxes payable on the taxable profits of the individual companies are fully provided for in accordance with the tax regulations in force in the respective countries.

Temporary differences arise from short-term differences between the carrying amounts of assets and liabilities and their tax value. Deferred tax adjustments are calculated for all temporary differences arising at current tax rates (comprehensive liability method).

Tax loss carry-forwards are only reported as deferred when it can be reasonably assumed that future taxable income will be sufficient to secure tax advantage by offsetting losses.

Provisions are not made for deferred taxes on the undistributed earnings of consolidated companies since the Group can decide itself when dividends are to be distributed.

1.17 Grants

Grants are only accounted for when there is reasonable assurance that they are non-refundable. Grants relating to expenditure on tangible fixed assets are generally deducted from the cost of the assets.

1.18 Stock options plan

The Group operates a share option plan for key managers and the Board of Directors of the Group. The diluting effect on earnings per share is taken into account if the market price exceeds the determined exercise price.

2. Notes to the consolidated balance sheet

2.1 Trade receivables

CHF .000	31.12.2001	31.12.2000
Trade receivables	68,378	63,265
Provision for doubtful accounts	−1,887	−1,324
Total	**66,491**	**61,941**

2.2 Other receivables and prepayments

CHF .000	31.12.2001	31.12.2000
Other receivables from third parties	9,186	8,253
Prepayments	1,769	1,499
Total	**10,955**	**9,752**

Other receivables mainly consist of VAT and other short-term tax receivables.

2.3 Inventories

CHF .000	31.12.2001	31.12.2000
Raw materials and components	23,865	18,303
Work in process	11,896	12,638
Finished products (including purchased goods)	17,432	17,474
Total	**53,193**	**48,415**

The value of the inventories is net of a provision of CHF 5.9 million (2000: CHF 3.8 million) for obsolete and slow-moving items.

2.4 Tangible fixed assets

CHF ,000	Land	Buildings	Total Land and Buildings	Machinery	Tooling	Other	Total Machinery, Tooling, Other
Cost/revalued amount							
Balance January 1, 2000	10,588	59,336	69,924	96,119	51,984	22,903	171,006
Exchange differences	−143	−1,156	−1,299	−2,756	−1,256	−616	−4,628
Additions from acquisition of subsidiaries	506	3,638	4,144	609	1,144	456	2,209
Additions 2000		2,908	2,908	12,975	7,095	3,343	23,413
Disposals 2000		54	54	−2,352	−1,239	−347	−3,938
Balance December 31, 2000	10,951	64,780	75,731	104,595	57,728	25,739	188,062
Exchange differences	−70	−342	−412	−455	−319	−123	−897
Additions from acquisition of subsidiaries	940	4,913	5,853	9,507	2,921		12,428
Additions 2001		1,642	1,642	8,371	8,232	6,335	22,938
Disposals 2001		−557	−557	−4,503	−6,708	−1,744	−12,955
Balance December 31, 2001	11,821	70,436	82,257	117,515	61,854	30,207	209,576
Accumulated depreciation							
Balance January 1, 2000		21,636	21,636	59,801	36,307	16,378	112,486
Exchange differences		−260	−260	−1,700	−829	−357	−2,886
Additions from acquisition of subsidiaries		130	130	301	431	272	1,004
Additions 2000		1,325	1,325	7,098	6,399	2,892	16,389
Disposals 2000		45	45	−1,336	−1,998	−553	−3,887
Balance December 31, 2000		22,876	22,876	64,164	40,310	18,632	123,106
Exchange differences		−85	−85	−338	−188	−98	−624
Additions from acquisition of subsidiaries		447	447	2,085	1,135		3,220
Additions 2001		1,782	1,782	9,290	6,916	3,702	19,908
Disposals 2001		−557	−557	−4,465	−6,647	−1,483	−12,595
Balance December 31, 2001		24,463	24,463	70,736	41,526	20,753	133,015
Net book values							
Balance December 31, 2000	10,951	41,904	52,855	40,431	17,418	7,107	64,956
Balance December 31, 2001	11,821	45,973	57,794	46,779	20,328	9,454	76,561

Land and buildings were revalued on January 1, 1995 on the basis of independent valuations. As of December 31, 2001 an uplift of CHF 22.8 million remained. The positive effect of valuation updates obtained in 1999 amounted to CHF 1.2 million and was taken directly to capital reserves. The uplift will be depreciated over a period of 20 years.

Asset values are continuously reviewed to identify any impairment. Resulting adjustments are included in the depreciation figure.

2.5 Goodwill

	Amortisation in years	Original amount CHF ,000	31.12.2000 CHF ,000	Amortisation CHF ,000	31.12.2001 CHF ,000
B.M. Instruments (BMI)	5	2,899	1,946	545	1,401
LTD Locking Technologies and Devices GmbH	20	4,529	4,404	425	3,979
Ledex & Dormeyer companies	20	81,972		4,061	77,911
Total			**6,350**	**5,031**	**83,291**

Impact of the acquisition of the Ledex & Dormeyer companies to the Group's financial statements:

	1.1.2001 CHF ,000
Current assets net of cash	17,621
Tangible fixed assets	15,786
Payables including provisions at acquisition	-14,581
Total net assets acquired	18,826
Purchase price net of cash	-100,798
Goodwill	**81,972**

Goodwill resulting from acquisition of investments is amortised over a period of 20 years. An exception is the goodwill resulting from assets taken over from B.M. Instruments which is amortised over five years.

2.6 Financial investments

CHF ,000	31.12.2001	31.12.2000
SMART Micromotor Co. Ltd., 49%	1,510	255
Burgess-Defond Ltd., 50%	1,956	2,771
MicroChemical Systems SA (MiCS), 26.9%	3,600	4,000
Total	**7,066**	**7,026**

Figures represent the Group's investments at cost and the proportional share in retained earnings.

As of August 14, 2001 the Group increased the investment in MicroChemical Systems SA (MiCS) by CHF 3.0 million from 17.5% to 26.9%. An assessment of the value of the participation carried out in accordance with IAS 39 performed at the same time required an adjustment to fair value of CHF 3.0 million considered in equity. As at December 31, 2001 MicroChemical Systems SA (MiCS) was accounted for under the equity method of accounting. The Group's share of loss of CHF 0.4 million for the period of September to December 2001 has been considered in the income statement. The Group committed to increase its investment by CHF 3.0 million to 33.9% in 2002.

2.7 Short-term debt

Short-term debt includes the portion of fixed-term bank loans repayable within one year as well as any amounts drawn down under working capital facilities.

2.8 Other payables and accruals

CHF ,000	31.12.2001	31.12.2000
Payroll and social costs	11,433	13,328
Accrued expenses	17,128	15,372
Grants	1,122	1,260
Current taxes	8,418	9,628
Total	**38,101**	**39,588**

Amounts include provisions for vacation entitlement, salaries, bonuses as well as accruals for other short-term expenditures for which the liability is not yet precisely quantifiable.

2.9 Long-term loans

Currency in ,000	Balance 31.12.2000	Increase in 2001	Repaid in 2001	Due in 2002 (short-term)	Balance (long-term) 31.12.2001	Balance (long-term) 31.12.2001 CHF ,000
DEM	28,709		23,433	1,114	4,162	3,154
USD	2,351	55,649			58,000	96,684
EUR		22,679	8,715	8,870	5,094	7,550
Transaction cost in CHF					-1,053	-1,053
Total						**106,335**

In connection with the acquisition of the Ledex & Dormeyer companies a refinancing took place where the existing loans granted from three major banks were fully repaid. USD and EUR loans of an equivalent of CHF 130 million which are repayable within a period of six years were taken from the same banks.

The loans are granted at the applicable LIBOR rate for the period plus a margin of initially 1.3%. The Group complies with various covenants linked to those loans.

The transaction cost of CHF 1.2 million for the refinancing is amortised over the remaining life-time of the underlying bank loans.

The DEM loans are based on an average interest rate of 4.8% with repayments scheduled until the year 2017.

The fair value of the long-term loans is equal to their carrying amounts.

2.10 Long-term provisions

CHF ,000	31.12.2001	31.12.2000
Pension provisions	2,561	3,787
Other provisions	4,718	5,872
Total	**7,279**	**9,659**

Provisions for pension obligations are recorded for companies with retirement benefit commitments but without external pension funds.

3. Notes to the consolidated statement of income

3.1 Segment information

3.1.1 Sales by division

	2001 CHF ,000	as % of total	2000 CHF ,000	as % of total
Automotive	205,428	44.8%	192,939	50.4%
Industry	208,174	45.4%	145,192	37.9%
Controls	44,960	9.8%	44,561	11.7%
Total	**458,562**	**100.0%**	**382,692**	**100.0%**

Year 2000 figures include CHF 17.0 million reclassification of Electronic Manufacturing from Controls to Industry Division.

3.1.2 Gross profit by division

	2001 CHF ,000	as % of sales	2000 CHF ,000	as % of sales
Automotive	41,017	20.0%	39,478	20.5%
Industry	56,878	27.3%	47,946	33.0%
Controls	26,285	58.5%	26,795	60.1%
Total	**124,180**	**27.1%**	**114,219**	**29.8%**

Year 2000 figures include CHF 4.8 million reclassification of Electronic Manufacturing from Controls to Industry Division.

3.1.3 Earnings before interest and tax (EBIT) by division

	2001 CHF ,000	as % of sales	2000 CHF ,000	as % of sales
Automotive	16,020	7.8%	14,791	7.7%
Industry	16,749	8.0%	20,648	14.2%
Controls	3,575	8.0%	4,072	9.1%
Other*	-1,257		-341	
Total	**35,087**	**7.7%**	**39,170**	**10.2%**

** Not attributable to individual divisions.*

Year 2000 figures include CHF 1.8 million reclassification of Electronic Manufacturing from Controls to Industry Division.


Sales
CHF million
225
200
175
150
125
100
75
50
25
1999
2000
2001
Automotive
Industry
Controls


Earnings before interest, tax and amortisation (EBITA)
CHF million
22.5
20
17.5
15
12.5
10
7.5
5
2.5
1999
2000
2001
Automotive
Industry
Controls


Investments in fixed assets
CHF million
18
15
12
9
6
3
1999
2000
2001
Automotive
Industry
Controls


Depreciation of tangible assets
CHF million
12
10
8
6
4
2
1999
2000
2001
Automotive
Industry
Controls

3.1.4 Operating capital employed by division

CHF .000	Assets 31.12.2001	Liabilities 31.12.2001	Net 31.12.2001
Automotive	119,055	34,715	84,340
Industry	122,032	30,929	91,103
Controls	23,909	5,429	18,480
Other*	15,184	14,915	269
Total	**280,180**	**85,988**	**194,192**
Goodwill	83,291		83,291
Cash	12,095		12,095
Short-term debt		41,166	-41,166
Long-term liabilities		128,757	-128,757
Total assets and liabilities	**375,566**	**255,911**	**119,655**

CHF .000	Assets 31.12.2000	Liabilities 31.12.2000	Net 31.12.2000
Automotive	126,064	35,667	90,397
Industry	86,828	24,507	62,321
Controls	25,006	5,853	19,153
Other*	10,097	14,631	-4,534
Total	**247,995**	**80,658**	**167,337**
Goodwill	6,350		6,350
Cash	8,136		8,136
Short-term debt		23,861	-23,861
Long-term liabilities		49,632	-49,632
Total assets and liabilities	**262,481**	**154,151**	**108,330**

* Not attributable to an individual division as the amount relates mainly to financial investments, tax assets and tax liabilities.

Year 2000 figures of divisions are restated according to new allocation in 2001.

Industry Division as of December 31, 2001 increased by CHF 29.4 million due to the acquisition of the Ledex & Dormeyer companies.

3.1.5 Return on average operating capital employed by division

	2001	2000
Automotive	18.3%	17.9%
Industry	21.8%	34.0%
Controls	19.0%	21.0%
Total	**19.4%**	**24.8%**

Year 2000 figures restated for reclassification of Electronic Manufacturing from Controls to Industry Division.

3.1.6 Number of employees by division

	31.12.2001	31.12.2000
Automotive	1,265	1,136
Industry	1,428	1,125
Controls	182	177
Total	**2,875**	**2,438**

Year 2000 includes reclassification of 87 employees from Controls to Industry Division.

As of December 31, 2001 Industry Division was increased by 408 employees due to the acquisition of the Ledex & Dormeyer companies.

3.1.7 Sales by geographical region

	2001 CHF ,000	as % of total	2000 CHF ,000	as % of total
European Union	290,928	63.4%	289,307	75.6%
Other European countries	41,710	9.1%	34,424	9.0%
North America	103,568	22.6%	35,769	9.3%
Rest of the world	22,356	4.9%	23,192	6.1%
Total	**458,562**	**100.0%**	**382,692**	**100.0%**

3.1.8 Sales by major product groups

	2001 CHF ,000	as % of total	2000 CHF ,000	as % of total
Switches	146,762	32.0%	165,097	43.1%
Sensors	11,250	2.5%	12,850	3.4%
Motors	167,554	36.5%	141,982	37.1%
Solenoids	64,513	14.1%		
Appliance Devices	8,155	1.8%	2,737	0.7%
Electronic Controllers	60,328	13.1%	60,026	15.7%
Total	**458,562**	**100.0%**	**382,692**	**100.0%**

3.1.9 Changes in the structure of consolidation
Additions to the Industry Division

CHF ,000	Impact on sales 2001	Impact on EBITA 2001
Ledex & Dormeyer companies, acquired as at January 1, 2001	71,449	7,083
LTD Locking Technologies and Devices GmbH, acquired as at September 30, 2000	5,491	-1,399
Total	**76,940**	**5,684**

Due to the obligation to purchase the remaining portion of 30% of the shares of LTD Locking Technologies and Devices GmbH at the end of 2003 the investment is consolidated at 100%.

3.2 Research and development costs

Research and development costs for 2001 amounted to CHF 26.7 million (2000: CHF 19.5 million). These costs are net of contributions received from third parties.

3.3 Retirement benefit costs

The Group has various defined benefit and contribution plans. They are usually based on separate external pension schemes. All defined benefit plans are fully funded.

At the end of 1997, the Swiss operating company changed from a defined benefit plan to a defined contribution plan according to Swiss standards (BVG). For IAS purposes, however, the plan is still classified as a defined benefit plan.

The following table reconciles the funded status of defined benefit plans to the amounts recognised in the balance sheet. Amounts are based on actuarial valuations obtained in 2000 according to the requirements of International Accounting Standard No. 19, revised 1998.

CHF .000	31.12.2001	31.12.2000
Present value of funded defined benefit obligations	92,695	92,554
Fair value of plan assets	–98,594	–98,441
Plan assets in excess of accrued actuarial liability	**–5,899**	**–5,887**
Present value of unfunded obligations	3,993	4,099
Unrecognised actuarial gains and (losses)	–1,432	–312
Net liability in the balance sheet	**2,561**	**3,787**

Actuarial valuations are updated every three to five years. No adjustments resulting from the adoption of IAS 19 (revised 1998) are reflected in retained earnings or recognised in the profit and loss account as the overfunding is within the 10% range defined in IAS.

Retirement benefit costs comprise of the following:

CHF .000	2001	2000
Defined contribution plans	843	163
Defined benefit plans	2,755	3,496
Total	**3,598**	**3,659**

The discount rate applied for the most important funds is between 3.5% and 6.5% depending on investment conditions in the countries concerned.

3.4 Board of Directors' remuneration

CHF .000	2001	2000
Remuneration	228	100
Total	**228**	**100**

3.5 Other expenses/income

CHF .000	2001	2000
Foreign exchange gains (losses) on loans	3,640	–758
Share of profits from associated companies	134	1,143
Total	**3,774**	**385**

Share of profits from associated companies consists of CHF 0.5 million income from the financial investments Burgess-Defond Ltd. and SMART Micromotor Co. Ltd. and the proportionate loss resulting from MicroChemical Systems SA of CHF 0.4 million.

3.6 Interest expense, net

CHF ,000	2001	2000
Interest income	–175	–3'904
Interest expense	10'258	7'099
Other financial income/expenses	–282	209
Total	**9'801**	**3'404**

Other financial income includes a release of provisions for interest swap contracts expired in 2001.

3.7 Income taxes

3.7.1 Breakdown of income taxes

CHF ,000	2001	2000
Current taxation	4,658	6,762
Deferred taxation	2,010	2,333
Total	**6,668**	**9,095**

3.7.2 Reconciliation of tax expense to the expected weighted average tax rate

CHF ,000		2001	2000
Income before tax		25,286	35,766
Applicable weighted average tax rate, approximately		27%	29%
Tax expense at the applicable tax rate		6,827	10,372
Effects resulting from:	– Non tax-deductible expenses	427	426
	– Tax-exempt income	–687	–1,767
	– Other	101	64
Actual tax expense		**6,668**	**9,095**

3.7.3 Breakdown of deferred tax asset

CHF ,000	2001	2000
Long-term	8,120	3,050
Total	**8,120**	**3,050**

3.7.4 Breakdown of deferred tax liability

CHF ,000	2001	2000
Short-term	5,099	4,024
Long-term	15,143	13,846
Total	**20,242**	**17,870**

As a result of a tax audit completed in 2001 the classification of deferred and current taxes was adjusted in the balance sheet as of December 31, 2000.

4. Other notes

4.1 Financial instruments

4.1.1 Interest swap contracts

In June 2001 the last two of the interest swap contracts taken out on the long-term loans at the time of the management buyout expired. A provision of CHF 0.4 million considered as of December 31, 2000 for future costs on swap contracts in excess of existing loans was fully released.

Because of the favourable situation on the interest market the Group has not entered into new swap contracts.

4.1.2 Foreign currency forward contracts

In order to minimise the risk of foreign currency exposures the Group concentrated its trading within Europe already in 2001 in Euro.

The refinancing in connection with the acquisition of the Ledex & Dormeyer companies is supporting as much as possible the natural hedging of future revenue and cost resulting from the North American operations. The long-term loan of USD 58.0 million is covered by long-term receivables of CHF 36.0 million due from the acquired company.

As at December 31, 2001, no contracts to cover foreign currency exposures in the balance sheet or risks of anticipated future transactions were in place.

4.2 Leases

Certain Group companies have entered into operating leases for vehicles and equipment which are to be paid as follows:

CHF ,000	
2002	1,500
2003	1,149
2004	759
2005	234
Beyond	141
Total	**3,783**

4.3 Share options plan

In the years 1998 to 2001 options were granted to key managers and the Board of Directors under the Group's share option plan. Options are granted at the market price paid at the time of the issuance. Management are not required to contribute to the cost of the options received.

Each option entitles the bearer to buy one share of Saia-Burgess Electronics Holding AG within a defined period of exercise.

	Quantity of options issued 31.12.2001	Price of exercise in CHF	Expiration of blocking period	Expiration of exercise period	Quantity of options exercised 31.12.2001
	8,400	360	01.04.2001	01.04.2003	1,750
	2,000	400	10.05.2001	10.05.2003	1,000
	1,900	340	01.04.2002	01.04.2004	
	7,350	650	01.04.2003	01.04.2005	
	5,450	575	01.08.2004	31.07.2007	
Total	**25,100**				**2,750**

For 2,000 of the 2,750 options exercised, the Group provided treasury shares. The remaining 750 options were converted into share capital.

The quoted market price of the shares as at December 31, 2001 was CHF 480, compared to CHF 630 as at December 31, 2000. The exercise of options has no impact on the income statement.

4.4 Number of employees and personnel costs

4.4.1 Number of employees by geographical region

	31.12.2001	31.12.2000
European Union	1,077	1,220
Other European countries	1,126	921
North America	423	55
Rest of the world	249	242
Total	**2,875**	**2,438**

In addition to the numbers above the Group together with its partners employed as at December 31, 2001, 172 persons in joint ventures (December 31, 2000: 221).

4.4.2 Number of employees by business function

	31.12.2001	31.12.2000
Research and development	199	168
Production (direct labour employees)	1,825	1,547
Marketing, sales, indirect production and administration	851	723
Total	**2,875**	**2,438**

4.4.3 Average number of employees and personnel costs

	2001	2000
Average number of employees during the year	2,898	2,457
Personnel costs in CHF ,000	151,005	130,912
Cost per employee in CHF	52,107	53,281

List of
Principal Operating Group Companies

Company name	Location	Ownership held
Saia-Burgess Electronics Holding AG	Switzerland	–
Saia-Burgess Murten AG	Switzerland	100%
Saia-Burgess Controls AG	Switzerland	100%
MicroChemical Systems SA (MiCS)[1]	Switzerland	26.9%
Saia-Burgess Gateshead Ltd.	UK	100%
Saia-Burgess Oldenburg GmbH & Co. KG	Germany	100%
Saia-Burgess Dresden GmbH	Germany	100%
Saia-Burgess Halver GmbH & Co. KG	Germany	100%
LTD Locking Technologies and Devices GmbH	Germany	70%
Saia-Burgess Paris S.à.r.l.	France	100%
Saia-Burgess Milano Srl.	Italy	100%
Saia-Burgess Österreich GmbH	Austria	100%
Saia-Burgess Benelux B.V.	Netherlands	100%
Saia-Burgess Controls Kft	Hungary	100%
Saia-Burgess Ózd Kft	Hungary	100%
Saia-Burgess Monastir C.S.	Tunisia	100%
Saia-Burgess USA Inc.	USA	100%
Saia-Burgess Canada Co. Inc.	Canada	100%
Saia-Burgess (HK) Ltd.	People's Republic of China	100%
Burgess-Defond Manufacturing Ltd.[1]	People's Republic of China	50%
Shenzhen SMART Micromotor Co. Ltd. (SMART)[1]	People's Republic of China	49%

Acquired in 2001

Ledex & Dormeyer companies	USA	100%

[1] Equity method of accounting applied

Report
of the Group Auditors

To the General Meeting of the Shareholders' of Saia-Burgess Electronics Holding AG, Murten

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows and notes) of the company for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and the International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

ARTHUR ANDERSEN AG

Thomas Stenz Matthias Kiener

Zurich, February 19, 2002

Saia-Burgess Electronics Holding AG
Balance Sheet

CHF	31.12.2001	31.12.2000
Assets		
Cash and cash equivalents	715,188	404,160
Receivables and short-term loans Group companies	6,007,567	4,934,512
Receivables third parties	1,558	350,267
Current assets	**6,724,313**	**5,688,939**
Investments	35,153,813	33,681,764
Loans to Group companies	49,027,420	60,012,051
Non-current assets	**84,181,233**	**93,693,815**
Total assets	**90,905,546**	**99,382,754**
Liabilities and shareholders' equity		
Accrued liabilities	573,183	717,034
Loans from Group companies	11,733,725	18,693,435
Liabilities	**12,306,908**	**19,410,469**
Share capital	30,537,500	30,500,000
Reserve for treasury shares	601,920	382,670
Legal reserve	36,542,549	36,330,549
Other reserve	4,000,000	4,000,000
Retained earnings	6,916,669	8,759,066
Shareholders' equity	**78,598,638**	**79,972,285**
Total liabilities and shareholders' equity	**90,905,546**	**99,382,754**

Sala-Burgess Electronics Holding AG

Statement of Income

CHF	2001	2000
Dividend and financial income	9,566,543	6,630,146
Operating income	**9,566,543**	**6,630,146**
Administration expense	663,896	402,645
Cost for options exercised	683,750	
Financial expense	460,294	512,219
Operating expense	**1,807,940**	**914,864**
Operating profit	**7,758,603**	**5,715,282**
Fair value adjustment of an investment	-3,400,000	
Income before taxes	**4,358,603**	**5,715,282**
Income taxes	101,000	155,475
Net income	**4,257,603**	**5,559,807**

Retained earnings

Balance, beginning of period	8,759,066	12,079,259
Allocation to other reserve		-4,000,000
Dividend	-6,100,000	-4,880,000
Net income	4,257,603	5,559,807
Balance, end of period	**6,916,669**	**8,759,066**

Notes to the Financial Statements

1. Incorporation

Saia-Burgess Electronics Holding AG ("the Company") was incorporated on June 26, 1997.

2. Share capital

The Board of Directors was authorised to increase the share capital of the Company on or before March 27, 2000, once by a nominal amount of up to CHF 5.5 million by issuing up to 110,000 new registered shares of nominal value CHF 50 each against full contribution (authorised capital). On April 23, 1998, the Board of Directors resolved to increase the share capital of the Company by CHF 5.5 million to CHF 30.5 million, utilising the authorised capital.

The share capital of the Company was increased conditionally by an aggregate nominal amount of up to CHF 1.525 million by issuing up to 30,500 new registered shares of nominal value CHF 50 each against full contribution, subject to the exercise of options granted to the holders thereof in connection with a share participation plan for key managers and the Board of Directors of the Company and its subsidiaries (conditional capital). From this capital 750 shares have been issued in June 2001.

3. Investments

Company name, country	Owned	Currency	Share capital in foreign currency	Book value CHF
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924,406
Saia-Burgess Paris S.à.r.l., France	100%	FRF	12,500,000	2,585,000
Saia-Burgess Benelux B.V., Netherlands	100%	NLG	300,000	225,000
Saia-Burgess Österreich GmbH, Austria	100%	ATS	500,000	62,443
Saia-Burgess Electronics Finance B.V., The Netherlands	100%	NLG	40,000	30,557
SAIA Burgess Holdings (UK) Ltd., UK	100%	GBP	1	1
Saia-Burgess Milano Srl., Italy	100%	ITL	7,500,000,000	10,289,542
Saia-Burgess Özd Kft, Hungary	100%	HUF	16,470,000	928,791
Saia-Burgess Controls Kft, Hungary	100%	HUF	5,000,000	111,355
Shenzhen SMART Micromotor Co. Ltd. (SMART), People's Republic of China	49%	USD	2,100,000	1,396,868
MicroChemical Systems SA, Switzerland	26.9%	CHF	472,980	3,599,850
Total				**35,153,813**

4. Treasury shares

During 2001, Saia-Burgess Electronics Holding AG acquired a total of 2,704 treasury shares at an average price of CHF 556.89 per share. For the exercise of options the Company sold 1,000 shares at an exercise price of CHF 400 each and 1,000 shares at CHF 360 each.

At the end of 2001, Saia-Burgess Electronics Holding AG owned 1,254 treasury shares.

	CHF
Price per share as of 31.12.2001	480
Book value treasury shares as of 31.12.2001	601,920

5. Major shareholders

On December 28, 2001, the following shareholder hold more than 5 percent of the share capital:

- UBS Fund Management (Switzerland) AG (5.02%)

6. Allocation of retained earnings

The Board of Directors proposes to allocate the balance of retained earnings as follows:

	CHF
Total free surplus	6,916,669
Distribution of a gross dividend of CHF 10 on 610,750 registered shares at a nominal value of CHF 50 each	-6,107,500
Balance to carry forward	**809,169**

Report of the Statutory Auditors

To the General Meeting of the Shareholders of Saia-Burgess Electronics Holding AG, Murten

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of income, retained earnings and notes) of Saia-Burgess Electronics Holding AG for the year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed allocation of retained earnings comply with the Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

ARTHUR ANDERSEN AG

Thomas Stenz   Matthias Kiener

Zurich, February 19, 2002

Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Daniel Hirschi, CEO
T +41 26 672 72 04
d.hirschi@saia-burgess.com